EXHIBIT 21

List of Subsidiaries

Endavo Media and Communications Inc., a Delaware corporation

WV Fiber Inc. (f.k.a. Louros Networks Inc.), a Delaware corporation

Bidchaser Inc., (f.k.a. BCI Acquisition Corporation), a Florida corporation

New Planet Resources, Inc., a Delaware corporation (non-operating)